Caracas May 7, 2002

Securities and Exchange Commission
Attention: Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549



Ref. Siderúrgica Venezolana SIVENSA S.A.
Information Furnished Pursuant to Rule 12g3-2 (b)
Commission File No. 82-3080

The enclosed documents are being furnished by Sivensa pursuant to its exemption from section 12 (g) of the Securities Act of 1934 provided by rule 12g3-2 (b) thereunder.

Sivensa's file number is referenced above and has been placed on the upper right hand corner of each single page and on the first page of each bound document enclosed herewith.

Very Truly Yours,



María Ignacia Curé
Alternate Judicial Representative

dlw 6/3

COMMISION FILE
No. 82-3080

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Armando Rondón
Investor Relations
Telephone: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

02 MAY 29 AM 11:16

FOR IMMEDIATE RELEASE:

## SIVENSA REPORTS SECOND FISCAL QUARTER RESULTS

CARACAS, APRIL 30, 2002... Siderúrgica Venezolana Sivensa S.A. reported consolidated sales for the second quarter of fiscal 2002 ended March 31, of US$ 60.7 million, 29% lower than the US$ 85.4 million reported in the same quarter of the preceding fiscal year[1]. The operating loss was US$ 0.4 million, compared to a US$ 1.5 million operating profit for the January-March 2001 period. The net loss was US$ 9.5 million, versus a US$ 25.9 million loss reported in the same period of the previous fiscal year.

The drop in sales was mainly due to the lower volumes of Sidetur's products in the local market as a result of the economic decisions adopted in the month of February, especially the cut in public expenditure and the free floating system for the bolivar. Vicson's sales in the domestic market were also affected by the same conditions. Although the Sidetur and Vicson Divisions recorded positive results in operations, they do not offset IBH's operating losses. IBH was affected by the low prices for the briquette and by operating problems in the Venprecar plant.

It is worth mentioning that Administrative and General Expenses were reduced from US$ 9.6 million in the January-March 2001 period to US$ 5.9 million in the current fiscal quarter, amounts that represented 11.23% and 9.6% of sales respectively. This result is due to the effect of the devaluation of the currency and to Sivensa's restricted expense policy.

Separately, Sivensa's financial statements show a US$ 7.8 million loss caused by IBH's investment in Orinoco Iron, as compared to US$ 17.2 million in the comparable period of fiscal 2001. The decrease in this entry is mostly due to the exchange profit obtained as a result of the free floating system for the bolívar adopted in February.

### Sivensa and Sidetur's Debt Restructuring

In the shareholder's meeting held in January, the restructuring scheme for Sivensa and its Sidetur subsidiary's financial debt was approved. Since then, Sivensa and the banks have been preparing the necessary documents to effectively begin the restructuring contract. The contract was signed by the company on April 8 and compliance with the remaining conditions is expected shortly for it to become effective.

### Tariff Increase for Steel Products

Although following the close of the reported quarter, it is important to mention that on April 3 the Finance, and Production and Commerce Ministries decided on the partial

---

[1] In accordance to the US GAAP, the results corresponding to the first fiscal 2001 semester have been restructured to reflect sales of the automotive sector (Danaven and Transejes)

modification of the tariffs to import several steel products. This measure was taken in response to the application by the American government of Article 201 of the Law of Commerce, through which measures to protect the steel producers of that country were initiated. The institutions that unionize the steel producers in Venezuela, had introduced before the competent authorities, towards the end of the year 2001, a request to temporarily increase tariffs with the purpose of avoiding the massive deviation of products towards our markets.

## ANALYSIS BY BUSINESS SECTORS

### Steel Sector

Sidetur's sales recorded a 38% decrease with respect to the January-March quarter of the former year, falling to US$ 32 million. This diminishment was mainly due to the slowdown experienced by the construction industry since February, as a consequence of the economic decisions announced in this month as well as to the increase in the interest rates.

### Pre-reduced Sector

The International Briquettes Holding Division, IBH, a Sivensa subsidiary dedicated to the production and sale of hot briquetted iron, reported sales of US$ 10 million in the January-March 2002 period, as compared to sales of US$ 13 million recorded in the same period of the previous year.

Venprecar's production in the quarter was 142,457 MT, compared to 144,831 MT in the comparable period of fiscal 2001. During the period, operations were negatively affected by quality problems in the pellets supplied. This aspect was solved in a joint effort with the supplier. Similarly, there were failures in the process gas pre-heater.

Separately, selling prices for briquettes traded during the October-December quarter and effective in the January-March quarter, showed the negative impact of the events of September 11, dropping to the lowest price levels in the history of Venprecar. Starting in February, prices for metallics experienced a slight recovery. The positive effects will be reflected in the April-June quarter shipments.

Appointment

In the month of February, IBH's Board of Directors designated Mr. Neil Malloy as Chief Executive Officer of IBH. Neil Malloy has a 25-year professional career in different areas of Sivensa. His most recent position was Corporate General Director of Sivensa.

Orinoco Iron plant

As informed in last quarter's report, the carbonate re-boilers of Module 1's production trains had presented failures and the manufacturer had been requested to substitute them. During the quarter in report, the re-boilers of this module were replaced, still pending the ones for Module 2.

Production volume reached by the Orinoco Iron plant in the second quarter of the fiscal year was 129,477 MT, as compared to 79,995 MT in the same period of the prior year. It is worth remembering that the production trains of Module 2 are temporarily not in operation, as was announced in the year-end report of fiscal 2001.

**Wire Sector**
Vicson's sales of wire and wire products were US$ 9.2 million, a 15% contraction with respect to the second quarter of fiscal 2001. These results are a consequence of a lesser activity in the oil, agricultural and industrial sectors, as well as of the devaluation of the currency.

Siderúrgica Venezolana Sivensa S.A. engages in steelmaking and metalworking activities for the domestic and export markets. Through its three divisions it manufactures semi-finished and finished steel products for the rolling and construction industry respectively, iron-ore briquettes for the steel sector and wire for industrial and agricultural use. Sivensa's partners are: Bekaert , BHP Billiton, Ferrominera Orinoco and the members of the Amazonia Consortium (Techint, Hylsamex, Tamsa, Siderar and Usiminas). Sivensa's labor force as of March 31, 2002 was 2,733 workers.

**Siderúrgica Venezolana "SIVENSA", S.A. and its Subsidiaries**
**US GAAP Financial Statements**
**Consolidated Balance Sheet**
***In thousands of US $***

| ASSETS | March 31, 2002 | 2001 |
|---|---|---|
| **Current assets:** | | |
| Cash | 8,946 | 5,160 |
| Temporary investment | 20,003 | 8,137 |
| Commercial accounts receivable net | 24,955 | 60,480 |
| Other accounts receivable partners and related companies | 10,036 | 8,610 |
| Accounts receivable Draw Back and ICSVM | 2,375 | 10,582 |
| Other accounts receivable | 5,841 | 12,991 |
| Advances to suppliers | 1,982 | 3,064 |
| Inventories | 46,615 | 74,576 |
| Prepaid expenses and deferred tax | 5,402 | 6,901 |
| **TOTAL CURRENT ASSETS** | **126,155** | **190.501** |
| Long term accounts receivable | 4,104 | 3.001 |
| Property plant and equipment, net | 218,606 | 358,783 |
| Investments | | |
| Equity securities and land | 49,005 | 6,915 |
| Shares accounted for by the equity method | 32,850 | 130,724 |
| Pre-operating expenses, net | 0 | 232 |
| Long term deferred taxes | 3,076 | 22,624 |
| Long term inventories | 8,437 | 9,138 |
| Deferred charges and other assets | 11,007 | 21,673 |
| **TOTAL ASSETS** | **453,240** | **743,591** |
| **LIABILITIES and SHAREHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Bank loans | 12,724 | 37,181 |
| Current portion of long term loans | 7,897 | 49,762 |
| Suppliers and other commercials | 19,791 | 59,317 |
| Other accounts payable partners and related companies | 32,312 | 39,739 |
| Profit sharing, vacations and other personnel accruals | 7,124 | 13,814 |
| Taxes | 3,129 | 4,703 |
| Other current liabilities | 9,057 | 38,324 |
| **TOTAL CURRENT LIABILITIES** | **92,034** | **242,840** |
| Long term loans | 250,859 | 271,243 |
| Employee termination benefits, net | 8,964 | 12,413 |
| Other liabilities | 5,723 | 4,336 |
| **TOTAL LIABILITIES** | **357,580** | **530,832** |
| Minority interests in subsidiaries | 66,434 | 103,504 |
| Shareholders' equity | 29,226 | 09,255 |
| **TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY** | **453,240** | **743,591** |

**Siderúrgica Venezolana "SIVENSA", S.A. and its Subsidiaries**
**US GAAP Financial Statements**
**Consolidated Income Statement**
**In thousands of US $**

| | Quarter ended March 31, 2002 | Quarter ended March 31, 2001* |
|---|---|---|
| Net Sales | 60,647 | 85,445 |
| Cost of Sales | (50,403) | (68,649) |
| Depreciation and Amortization | (4,785) | (5,638) |
| **Gross Profit** | **5,459** | **11,158** |
| General and Administrative Expenses | (5,879) | (9,600) |
| **Operating Income (loss)** | **(420)** | **1,558** |
| Interest and other financial expenses | (6,454) | (11,016) |
| Foreign exchange gain (loss), net | 335 | 160 |
| Total Financing costs | (6,119) | (10,856) |
| Other Income (expenses), net | (185) | 242 |
| **Loss before taxes** | **(6,724)** | **(9,056)** |
| Estimated Taxes | 859 | (966) |
| **Loss before participation and minority interests** | **(5,865)** | **(10,022)** |
| Equity results of affiliates | (7,780) | (17,232) |
| Minority interests in subsidiaries | 4,166 | 5,735 |
| **Loss before extraordinary loss** | **(9,479)** | **(21,519)** |
| Net result from discontinued operation | 0 | (4,361) |
| **Net Loss** | **(9,479)** | **(25,880)** |

* Reestructured: Danaven and Transejes's net results have been classified under "Net Loss from Discontinued Operation"

**Siderúrgica Venezolana "SIVENSA", S.A. and its Subsidiaries**
**US GAAP Financial Statements**
**Consolidated Income Statement**
**In thousands of US $**

| | Six months ended March 31, 2002 | Six months ended March 31, 2001* |
|---|---|---|
| Net Sales | 131,507 | 158,031 |
| Cost of Sales | (108,774) | (128,637) |
| Depreciation and Amortization | (10,271) | (11,199) |
| **Gross Profit** | **12,462** | **18,195** |
| General and Administrative Expenses | (13,507) | (18,348) |
| **Operating Income** | **(1,045)** | **(153)** |
| Interest and other financial expenses | (14,411) | (18,552) |
| Foreign exchange gain (loss), net | 759 | 557 |
| Total Financing costs | (13,652) | (17,995) |
| Other Income (expenses), net | (465) | (250) |
| **Loss before taxes** | (15,162) | (18,398) |
| Estimated Taxes | (531) | (1,970) |
| **Loss before participation in affiliates and minority Interests** | **(15,693)** | **(20,368)** |
| Equity results of affiliates | (21,426) | (30,094) |
| Minority interests in subsidiaries | 9,216 | 9,873 |
| **Loss before extraordinary item** | **(27,903)** | **(40,589)** |
| Net Result from discontinued operation | 0 | (9,236) |
| **Net loss** | (27,903) | (49,825) |

* Reestructured: Danaven and Transejes's net results have been classified under "Net Loss from Discontinued Operation"

COMMISION FILE
No. 82-3080

Siderúrgica Venezolana "SIVENSA" S.A.
Contact: Armando Rondón
Investor Relations
Telephone: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com



FOR IMMEDIATE DISTRIBUTION:

## SIVENSA REPORTS FIRST FISCAL QUARTER RESULTS

CARACAS, FEBRUARY 01, 2002. Siderúrgica Venezolana Sivensa S.A. reported, in the first quarter of fiscal year 2002 ended December 31, consolidated sales of US$ 70.9 million, 2.4% lower than sales reported in the same quarter of the preceding fiscal year. The operating loss was US$ 0.6 million, compared with a US$ 1.7 million loss in the October-December 2000 period. The net loss was US$ 18.4 million, versus a US$ 24 million loss reported in the same period of the previous fiscal year.

Even though Sidetur and Vicson's results were positive, they could not compensate the operating losses recorded by the IBH Division, affected by the low price for the briquette and problems related with the quality of the raw material.

It is worthy to mention that the General and Administrative Expenses decreased from US$ 8.7 million in the October-December 2000 quarter to US$ 7.6 million in the present fiscal quarter, amounts that represented, 12.05% s and 10.7% of the sales respectively. These results are due to the cost reduction efforts made during fiscal year 2001.

Separately, Sivensa's financial statements show losses for US$ 13.6 million caused by IBH's investment in Orinoco Iron. Its results reflect the impact of the current market conditions for metallic, the company's financial burden and some operating problems commented on further on.

Restructuring of Sivensa and Sidetur's debt

On January 25, 2002, the Extraordinary Shareholders' Meeting approved the restructuring of Sivensa and Sidetur's debt, which is comprised of two tranches: Tranche A, for approximately US$ 121 million, and Tranche B, for US$ 125 million, both with maturity dates in September 2007. The first tranche will pay the Libor rate plus 3.5% and will make its first principal payment in September 2003. The second tranche will not generate interest and will be completely paid at maturity. Similarly, the issue in favor of the creditors of Sivensa common shares, equivalent to 15% of the subscribed and paid-in capital was approved, as well as the issue of one Golden Share, in favor of the creditors. This confers special rights in the consideration and approval of certain matters.

### ANALYSIS BY BUSINESS SECTORS

**Steel Sector**

Sidetur's sales directed to the domestic market improved with respect to the same quarter of the prior fiscal year, while export sales decreased. The net result gives a 9% reduction in this Division's total sales.

**Pre-reduced Sector**

The International Briquettes Holding Division, IBH, dedicated to the production and sale of hot briquetted iron, reported sales of US$ 13.5 million in the first quarter of the fiscal year, compared to sales of US$ 13 million in the same period of the preceding fiscal year.

Venprecar's production in the quarter was 150,798 MT, negatively affected by quality problems with the pellets used as raw material. This caused channeling in the plant's reactor. Venprecar's production in the same quarter of the previous year was 158,500 MT.

Separately, the events of September 11 worsened the crisis in the international market for metallics. As a result, prices for some types of high-quality scrap reached levels comparable to those recorded in the year 1998, as a consequence of the Asian crisis.

Orinoco Iron Plant
In the October-December 2001 period, there were failures in the header's refractory of Module 1's gas reformer, and in the production train's carbonate re-boilers. The first failure was corrected in the month of November during a 10-day shutdown to replace the refractory, and the second one is being attended to by the manufacturer, who will supply the new equipment in February.

In accordance with what was decided at the end of the past fiscal year, since the month of October, only one of the two modules of the Orinoco Iron plant is being operated. Consequently, in the reported quarter only production trains 1 and 2 operated. The production volume reached by the two trains in the period was 147,946 MT.

**Wire Sector**
Vicson's wire and wire products sales increased 5% with respect to the first quarter of the fiscal period 2000-2001, mainly driven by Heliacero and Simesa's activities, which contributed an additional volume to Proalco's operations in Colombia.

Siderúrgica Venezolana Sivensa S.A. engages in steelmaking and metalworking activities for the domestic and export markets. Through its divisions it manufactures semi-finished and finished steel products for the rolling and construction industry respectively, iron-ore briquettes for the steel sector and wire for industrial and agricultural use. Sivensa's partners are: Bekaert, BHP Billiton, Ferrominera Orinoco and the members of the Amazonia Consortium (Techint, Hylsamex, Tamsa, Siderar and Usiminas). Sivensa's labor force as of September 30, 2001 was 2,800 workers.

Siderúrgica Venezolana "SIVENSA", S.A. and its affiliates
US GAAP Financial Statements
Consolidated Balance Sheet
In thousands of US$

| ASSETS | December 31, 2001 | 2000 |
|---|---|---|
| CURRENT ASSETS | | |
| Cash and cash equivalents | 17,894 | 18,138 |
| Accounts receivable | | |
| Customer and other | 38,710 | 56,965 |
| Minority partners and related companies | 11,563 | 9,979 |
| Advances to suppliers | 1,913 | 4,085 |
| Inventories | 49,331 | 82,567 |
| Prepaid expenses, deferred income tax and other current assets | 4,382 | 7,527 |
| TOTAL CURRENT ASSETS | 123,793 | 179,261 |
| Property plant and equipment, net | 223,125 | 359,146 |
| Investments | 89,622 | 152,720 |
| Accounts with related company | 4,104 | 5,271 |
| Deferred income tax | 3,246 | 22,782 |
| Spare parts and other long-term assets | 19,091 | 29,449 |
| TOTAL ASSETS | 462,981 | 748,629 |
| LIABILITIES AND SHAREHOLDERS' EQUITY | | |
| Current liabilities | | |
| Bank loans | 12,537 | 28,906 |
| Commercial paper and current portion of long terms loans | - | 47,243 |
| Current portion of the advance received from future sales of account receivables | - | 1,328 |
| Accounts payable | | |
| Suppliers | 25,644 | 44,400 |
| Related companies | 31,948 | 39,837 |
| Profit sharing, vacations and other personnel accruals | 6,715 | 10,757 |
| Taxes payable | 4,084 | 3,028 |
| Interest and bank fees payable | 7.393 | 6,405 |
| Dividends payable | 174 | 188 |
| Other current liabilities | 1,613 | 27,467 |
| TOTAL CURRENT LIABILITIES | 90,108 | 209,559 |
| Debt in restructuring process | 246,742 | - |
| Long term loans | - | 226,067 |
| Advance received from future sale of accounts receivable | - | 46,503 |
| Accrued employees termination benefits, net of advances | 11,106 | 12,599 |
| Other liabilities | 5,718 | 4,431 |
| TOTAL LIABILITIES | 353,674 | 499,159 |
| Minority interest in subsidiaries | 70,603 | 114,218 |
| Shareholders' equity | 38,704 | 135,252 |
| **TOTAL LIABILITIES , MINORITY INTEREST AND SHAREHOLDERS' EQUITY** | 462,981 | 748,629 |

Siderúrgica Venezolana "SIVENSA" S.A. and its affiliates
US GAAP Financial Statement
Consolidated Income Statement
In thousands of US$

| | Quarters ended Dec. 2001 | 2000 |
|---|---|---|
| Net sales | 70,860 | 72,586 |
| Cost of sales | (63,857) | (65,549) |
| Gross Profit | 7,003 | 7,037 |
| General and administrative expenses | (7,628) | (8,748) |
| Operating income (loss) | (625) | (1,711) |
| Equity participation in losses of affiliates | (13,646) | (12,862) |
| Interest and other financial expenses | (8,162) | (9,785) |
| Interest income | 205 | 2,249 |
| Foreign exchange gain (loss), net | 424 | 397 |
| Other income (expenses), net | (280) | (492) |
| | (21,459) | (20,493) |
| Income (loss) before taxes and minority interest | (22,084) | (22,204) |
| Estimated Tax | (1,390) | (1,004) |
| Income (loss) before minority interest | (23,474) | (23,208) |
| Minority interest in sudsidiaries | 5,050 | 4,138 |
| Net loss from continuous operations | (18,424) | (19,070) |
| Net loss from discontinued operations | - | (4,875) |
| Net Income (loss) | (18,424) | (23,945) |

COMMISION FILE
No. 82-3080

Siderúrgica Venezolana Sivensa, S.A.
Corporate Planning Department
Contact: Armando Rondón
Telephone: 58-212-707.62.80/61.27
Telefax: 58-212-707.63.52
E-mail: armando.rondon@sivensa.com

## SIVENSA APPROVES RESTRUCTURING SCHEME FOR ITS DEBT

CARACAS, JANUARY 25, 2002...With a 70,45% quorum, Sivensa's Extraordinary Shareholder's meeting approved by a majority the financial debt restructuring scheme for Sivensa and its 100% owned subsidiary, Sidetur.

The restructuring provides for a loan with a maturity date of September 30, 2007 and is comprised of two tranches: Tranche A for the approximate amount of US$ 121 million, and Tranche B for the amount of US$ 125 million. After the signing, Tranche A's quarterly interest payments will be at the Libor annual rate plus 3.50%. Tranche B will not pay interest and shall be paid in full on the due date, unless Tranche A is completely paid before this date, in which case the excess cash flow shall be applied to Tranche B's payment.

As part of the agreement, on the closing date, the issue of Sivensa common shares in favor of the creditors, was approved, in an amount equivalent to 15% of the subscribed and paid-in common shares. Similarly, the issue of one Sivensa and some of its subsidiaries Golden Share in favor of the creditors was approved. This confers special rights in the consideration and approval of certain matters and the right to designate a Director and an Alternate Director.

Likewise, the shareholders approved the suspension of cash dividend payments for the next six years so that the company can concentrate on the reduction of its liabilities. This will allow an adequate investment level in its steel facilities.

Sivensa´s President, Eng. Oscar Augusto Machado, commented that, among the positive aspects of the agreement, the principal and interest payments contemplate an annual investment of approximately US$ 10 million in fixed assets in the Sidetur subsidiary and the possibility that during the five-and-a-half-year term of the agreement, a recovery in the local and international markets occurs, which would allow a refinancing of the debt.

Following the Extraordinary Shareholder's meeting, Sivensa held the Annual Shareholder's Meeting, where, among other points, fiscal year 2001's financial statements were approved and the conformation of the new Board of Directors for fiscal period 2002 (October 2001- September 2002). The members are: as Directors: Henrique Machado Zuloaga, Oscar Augusto Machado, Reinaldo Cervini, Luis Ignacio Mendoza, Gustavo Julio Vollmer, Pedro Palma Carrillo and José María Fragachán; and as Alternate Directors: Armando Loynaz Reverón, Arnold Volkenborn, María Corina Machado, Gonzalo Mendoza, Pedro Carmona, Carlos Luis Romero and Neil J. Malloy. Representing the creditors, as holders of the golden share, Bert Denkers, Director and Reny López, Alternate Director, were appointed.

Siderúrgica Venezolana, Sivensa S.A. engages in steelmaking and metalworking activities for the domestic and export markets. Through its divisions it manufactures semi-finished and finished steel products for the rolling and construction industry respectively, iron-ore briquettes for the steel sector and wire for industrial and agricultural use. Sivensa's partners are: Bekaert Corporation in the Vicson Division, CVG Ferrominera Orinoco and BHP Billiton in the IBH Division and the members of the Amazonia Consortium (Techint, Siderar, Tamsa, Hylsamex and Usiminas). Sivensa's labor force as of September 30, 2001 was 2,921 workers.

COMMISION FILE
No. 82-3080

02 MAY 29 AM 11: 16

Siderúrgica Venezolana "SIVENSA" S.A.
Contacts: Isabel Camejo / Maury Bedoni
Investor Relations
Telephones: (02) 707.61.45 / 707. 64.49
Telefax: (02) 762.99.38 / 707. 64.26
E-mail: ir_dept@sivensa.com

FOR IMMEDIATE DISTRIBUTION:

## SIVENSA REPORTS THIRD FISCAL QUARTER 2001 RESULTS

CARACAS, JULY 30, 2001... Siderúrgica Venezolana Sivensa S.A. reported consolidated sales of US$ 92 million for the third fiscal 2001 quarter, ended June 30, as compared to US$ 93 million recorded in the same quarter of the previous year. The consolidated results in operations of the Sidetur and Vicson divisions duplicated. However, due to the loss in operations of Venprecar and to the expenses incurred by Sivensa in the restructuring of its debt, Sivensa's operating income during the April-June quarter was US$ 4.4 million vs. 5.8 million in the same quarter of the preceding year. The net loss for the quarter was US$ 15 million, as compared to US$ 4 million in the April-June 2000 period.

As was reported on May 25, Sivensa sold its participation in the Danaven, Danaven Rubber Products and Transejes de Colombia businesses, for a total of US$ 21 million. This operation is part of Sivensa's financial restructuring process and the resources obtained were used to reduce the debt. As a result of this sale, Sivensa withdrew from the automotive sector. The financial statements for the April-June quarter as well as the accumulated statements presented in this report reflect the net results of the automotive sector up to the date of the sale and the benefit of this operation under *Net Result of Discontinued Operation*. Similarly, and for comparative purposes, the results of the automotive sector for the April-June 2000 quarter and for the October 2000-June 2001 accumulated period, were restated according to the same criteria, taking into account the sale of the Procesa companies.

During this quarter, Sivensa and the creditor banks, in their common goal to reach a mutually cooperative agreement, have advanced in the negotiations geared to complete the terms sheet, upon which basis Sivensa's debt will be refinanced. The dispositions of this restructuring will allow, among other things, an extension of the maturity of the debt from short to long term, which will improve the Current Asset/Current Liability ratio. The Board of Directors, in addition to the permanent supporting management in the analysis of measures directed to improve Sivensa's financial condition and other strategic aspects, has been actively involved in the restructuring process.

## ANALYSIS BY BUSINESS SECTOR

### Steel Sector

In the April-June quarter, Sidetur's total sales were US$ 54 million, a 14% increase with respect to the same quarter of the preceding year. This recovery was mainly driven by the improvement in domestic sales, considering that export sales decreased with respect to the comparable quarter of the prior year. As a result of productivity improvements and greater sales volumes in the local market, Sidetur's operating income during the quarter was US$ 11 million, as compared to US$ 5 million for the April-June 2000 quarter.

Given the severe impact of the prolonged international steel crisis on the U.S. steel industry, the U.S. government is currently studying the implementation of protection mechanisms against disloyal practices that affect that industry. Analysts in the sector say it is highly probable that import quotas will be imposed on finished and semi-finished steel. It is important to note that sales of the Sidetur Division to the United States have represented less than 4% of total sales in the past three years. The national steel sector is monitoring the development of issues relative to the steel industry, in order to take actions directed to prevent any distortion in the domestic market, caused by the probable diversion, at disloyal prices, of product volumes that may not be able to reach the North American market.

**Pre-reduced Sector**

IBH's sales in the quarter were US$ 17 million, as compared to US$ 30 million in the same quarter of the preceding fiscal year. The company reported an operating loss of US$ 4.7 million vs an operating income of US$ 2 million in the same period of the previous year. These results are mainly a consequence of the low prices and sales volume for the briquette. The Venprecar plant produced 192,455 MT of briquettes vs 218,916 MT in the April-June 2000 period. This lower production was due to the fact that the plant has worked at approximately 90% of its daily capacity owing to the decision of operating it at lower physical requirements in order to extend the useful life of the gas reformer's catalytic tubes. This equipment has been operating for 10 years, period after which it must be replaced. Once the briquette price conditions and IBH's financial situation have improved, such investment will be made.

As informed last April, the lenders to our affiliate, Orinoco Iron, accelerated the maturity of principal and interest outstanding under Orinoco Iron's bank credit facility (approximately US$ 623.4 million) and made demand on the guarantors, including Venprecar, an IBH subsidiary. During the following months and to the date of this report, the shareholders and the banks have continued negotiating a possible restructuring of Orinoco Iron's debt.

In July, due to lower operations of several competitors and to less availability of high quality scrap, an improvement of approximately 10% was realized in the briquette prices negotiated for the July and August shipments. Even though this price increase will somewhat alleviate the financial situation, we cannot guarantee that this represents a trend. The feasibility of IBH's business will depend on the attainment of additional funds necessary to continue Orinoco Iron's operations.

<u>Orinoco Iron Plant</u>

Train N° 3 of the Orinoco Iron plant ended a 78 effective-day run during which time it had an average production of 89% with respect to the design capacity. When train N° 3 began its maintenance shutdown, train N° 2 started to operate. To date, it has successfully achieved a 47-day run with an effective average production of 94% with respect to the design capacity. The production of both trains has complied with the specified quality standards. Even though the four production trains have performed their operating tests and the required process adjustments have been made, currently only one of the four trains is operating due to the briquette price conditions and to the lack of financial resources.

**Wire Sector**

Vicson's wire and wire product sales reached US$ 21 million, a 7% increase with respect to the third quarter of fiscal 2000. Of the total sales during the period, 60% corresponded to the national market, 15% to the export market and 25% to the Proalco operations in Colombia. For

the first time, Proalco consolidates in this quarter, the wire sales of the Heliacero and Simesa businesses, which are also located in Colombia and were acquired in the January-March 2001 quarter.

Vicson's sales performance shows an 11% increase in the national market, 24% decrease in exports and 24% increase in the sales of Proalco. It is important to note that Vicson's operating income in the quarter was US$ 2 million, as compared to US$ 1.2 million for the April-June period of the preceding fiscal year. The better results are due to higher sales in the local market and to the cost reduction programs implemented during the year. Even though domestic sales exceeded those of the same period in the prior year, it is important to mention that in the month of June, a certain weakness in product demand was observed, as compared to the boost recorded during the entire fiscal term.

Sivensa is comprised of the following divisions: Sidetur, that manufactures finished and semi-finished steel products; IBH, an iron-ore briquette producer for the steel industry, and Vicson, which manufactures wire for industrial and agricultural use.

**Siderúrgica Venezolana "SIVENSA", S.A. and its Subsidiaries**
**US GAAP Financial Statements**
***Consolidated Balance Sheet***
**In thousands of US $**

| **ASSETS** | **June 30, 2001** | **2000** |
|---|---|---|
| **Current assets:** | | |
| Cash | 6,654 | 7,804 |
| Temporary investment | 14,360 | 54,363 |
| Commercial accounts receivable net | 34,719 | 70,076 |
| Other accounts receivable partners and related companies | 8,194 | 34,385 |
| Accounts receivable Draw Back and ICSVM | 2,866 | 11,095 |
| Other accounts receivable | 9,037 | 13,691 |
| Advances to suppliers | 2,068 | 2,950 |
| Inventories | 52,932 | 91,460 |
| Prepaid expenses and deferred tax | 4,567 | 6,409 |
| **TOTAL CURRENT ASSETS** | **135,397** | **292,233** |
| Long term accounts receivable | 3,001 | 31,589 |
| Property plant and equipment, net | 234,366 | 373,058 |
| Investments | | |
| Equity securities and land | 6,888 | 7,759 |
| Shares accounted for by the equity method | 112,748 | 128,645 |
| Long term deferred taxes | 14,219 | 23,936 |
| Long term inventories | 9,159 | 7,307 |
| Deferred charges and other assets | 15,492 | 16,145 |
| **TOTAL ASSETS** | **531,270** | **880,672** |

**Siderúrgica Venezolana "SIVENSA", S.A. and its Subsidiaries**
**US GAAP Financial Statements**
**Consolidated Balance Sheet**
**In thousands of US $**

| | | |
|---|---|---|
| **LIABILITIES and SHAREHOLDERS' EQUITY** | | |
| **Current liabilities:** | | |
| Bank loans | 11,834 | 148,516 |
| *Current portion of long term loans* | 23,094* | 1,535 |
| Current portion of the advance for account receivables future contract | 5,311* | 0 |
| Suppliers and other commercials | 31,809 | 75,808 |
| Other accounts payable partners and related companies | 26,773 | 15,064 |
| Profit sharing, vacations and other personnel accruals | 11,202 | 18,057 |
| Taxes | 3,832 | 4,588 |
| Other current liabilities (Accumulated interests US$ 15,888 and US$ 645 in the years 2001 *and 2000 respectively)* | 27,741* | 13,871 |
| **TOTAL CURRENT LIABILITIES** | **141,596** | **277,439** |
| Long-term loans | 156,290* | 207,003 |
| Advance for accounts receivable future contract | 42,261* | 0 |
| Debenture bonds | 0 | 733 |
| Employee termination benefits, net | 8,605 | 12,307 |
| Other liabilities | 5,029 | 9,445 |
| **TOTAL LIABILITIES** | **353,781** | **506,927** |
| Minority interests in subsidiaries | 83,647 | 157,991 |
| Shareholders' equity | 93,842 | 215,754 |
| **TOTAL LIABILITIES, MINORITY INTERESTS AND SHAREHOLDERS' EQUITY** | **531,270** | **880,672** |

* Subject to reclassification once the definite terms and conditions of the debt restructuring are known.

**Siderúrgica Venezolana "SIVENSA", S.A. and its Subsidiaries**
***US GAAP Financial Statements***
**Consolidated Income Statement**
**In thousands of US $**

| | Quarter ended June 30, 2001* | Quarter ended June 30, 2000* |
|---|---|---|
| Net Sales | 92,319 | 93,558 |
| Cost of Sales | (69,402) | (72,414) |
| Depreciation and Amortization | (6,792) | (6,191) |
| **Gross Profit** | **16,125** | **14,953** |
| General and Administrative Expenses | (11,705)[1] | (9,127) |
| **Operating Income (loss)** | **4,420** | **5,826** |
| Interest and other financial expenses | (11,594) | (7,118) |
| Foreign exchange gain (loss), net | 673 | (800) |
| Total Financing costs | (10,921) | (7,918) |
| Other Income (expenses), net | (535) | (488) |
| **Loss before taxes and participations** | (7,036) | (2,580) |
| Estimated Taxes | (2,131) | (1,083) |
| **Loss before participations and minority interests** | **(9,167)** | **(3,663)** |
| Equity results of affiliates | (12,800) | (1,156) |
| Minority interests in subsidiaries | 4,961 | (1,002) |
| **Loss before extraordinary item** | (17,006) | (5,821) |
| Net result from discontinued operation | 1,619 | 1,823 |
| **Net loss** | (15,387) | (3,998) |

* The net results of automotive sector until the date of its sale, are included in the account *Net Result of Discontinued Operation*

[1] Includes Sivensa's debt restructuring expenses

**Siderúrgica Venezolana "SIVENSA", S.A. and its Subsidiaries**
**US GAAP Financial Statements**
**Consolidated Income Statement**
**In thousands of US $**

| | Nine months ended | |
|---|---|---|
| | June 30, 2001* | June 30, 2000* |
| Net Sales | 250,350 | 241,987 |
| Cost of Sales | (198,039) | (191,346) |
| Depreciation and Amortization | (17,991) | (18,274) |
| **Gross Profit** | **34,320** | **32,367** |
| General and Administrative Expenses | (30,053) | (27,531) |
| **Operating Income** | **4,267** | **4,836** |
| Interest and other financial expenses | (30,146) | (21,395) |
| Foreign exchange gain (loss), net | 1,230 | 179 |
| Total Financing costs | (28,916) | (21,216) |
| Other Income (expenses), net | (785) | (3,214) |
| **Loss before taxes** | (25,434) | (19,594) |
| Estimated Taxes | (4,101) | (3,511) |
| **Loss before participation in affiliates and minority Interests** | **(29,535)** | **(23,105)** |
| Equity results of affiliates | (42,894) | (27,991) |
| Minority interests in subsidiaries | 14,834 | 79 |
| **Loss before extraordinary item** | (57,595) | (51,017) |
| Net Result from discontinued operation | (7,617) | 881 |
| **Net loss** | **(65,212)** | **(50,136)** |

- The net result of automotive sector until the date of its sale, are included in the account *Net Result of Discontinued Operation*